Exhibit 99.3

24-6880 Medirom VIF Proof 7

Annual General Meeting of MEDIROM Healthcare Technologies Inc.

Date: March 29, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Agenda

Matters to be resolved:	For	Against
Proposal 1: To amend the Company's Articles of Incorporation;	☐	☐
Proposal 2: To re-elect four (4) directors to serve for the ensuing year as members of the Board of Directors;		
Kouji Eguchi	☐	☐
Fumitoshi Fujiwara	☐	☐
Tomoya Ogawa	☐	☐
Akira Nojima	☐	☐
Proposal 3: To re-elect three (3) corporate auditors to serve for the ensuing four (4) years as members of the Board of Corporate Auditors;		
Toshiaki Komatsu	☐	☐
Osamu Sato	☐	☐
Tsukasa Karyu	☐	☐
Proposal 4: To approve the Company's 2024 Equity Incentive Compensation Plan.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here

______________________ Please Date Above

______________________ Please Sign Here

______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of MEDIROM Healthcare Technologies Inc. to be held March 29, 2024 For Holders as of December 29, 2023

INTERNET

Go To
www.proxypush.com/XXX
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-xxx-xxx-xxxx
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on March 22, 2024.

PROXY TABULATOR FOR
MEDIROM HEALTHCARE TECHNOLOGIES INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2024 Mediant Communications Inc. All Rights Reserved

24-6880 Medirom VIF.indd 1 3/8/2024 10:29:09 AM

24-6880 Medirom VIF Proof 7 MEDIROM Healthcare Technologies Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on March 22, 2024) The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of MEDIROM Healthcare Technologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 29, 2023 at the Annual General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. to be held on March 29, 2024 in Minato-ku, Tokyo, Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR MEDIROM HEALTHCARE TECHNOLOGIES INC. P.O. Box 8016 CARY, NC 27512-9903 24-6880 Medirom VIF.indd 2 3/8/2024 10:29:09 AM